SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                   Under the Securities Exchange Act of 1934
                               (Amendment No.  )*

                              Washington Mutual, Inc.
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                   939322103
                                 (Cusip Number)

                               J. Taylor Crandall
                                201 Main Street
                            Fort Worth, Texas  76102
                                 (817) 390-8500
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                December 18, 1996
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** All ownership percentages set forth herein assume that there are 123,320,754 shares outstanding, based upon the Issuer's Registration Statement on Form S-3 (File Number 333-17291).

1.   Name of Reporting Person:

     Robert M. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 11,379,576 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 9,478,300
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     11,379,576 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 9.2%


14.  Type of Reporting Person: IN

------------
(1) Includes 1,901,276 shares of Stock over which the Reporting Person has sole voting power. Such shares are held in escrow for the benefit of Keystone Holdings Partners, L.P. and its transferees (see Items 5(c) and 6).
1.   Name of Reporting Person:

     Acadia Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 6,218,004 (1)(2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 5,179,113 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     6,218,004 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 5.0%


14.  Type of Reporting Person: PN

------------
(1) Power is exercised by its sole general partner, Acadia FW Partners, L.P.

(2) Includes 1,038,891 shares of Stock over which the Reporting Person has sole voting power. Such shares are held in escrow for the benefit of Keystone Holdings Partners, L.P. and its transferees (see Items 5(c) and 6).
1.   Name of Reporting Person:

     Acadia FW Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 6,218,004 (1)(2)(3)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 5,179,113 (1)(2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     6,218,004 (2)(3)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 5.0%


14.  Type of Reporting Person: PN

------------
(1)  Power is exercised by its managing general partner, Acadia MGP, Inc.

(2) Solely in its capacity as the sole general partner of Acadia Partners, L.P.

(3) Includes 1,038,891 shares of Stock over which the Reporting Person has sole voting power in its capacity as the sole general partner of Acadia Partners, L.P. Such shares are held in escrow for the benefit of Keystone Holdings Partners, L.P. and its transferees (see Items 5(c) and 6).
1.   Name of Reporting Person:

     Acadia MGP, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 6,218,004 (1)(2)(3)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 5,179,113 (1)(2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     6,218,004 (2)(3)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 5.0%


14.  Type of Reporting Person: CO

------------
(1)  Power is exercised by its president and sole stockholder, J. Taylor
     Crandall.

(2) Solely in its capacity as the managing general partner of Acadia FW Partners, L.P.

(3) Includes 1,038,891 shares of Stock over which the Reporting Person has sole voting power in its capacity as the managing general partner of Acadia FW Partners, L.P. Such shares are held in escrow for the benefit of Keystone Holdings Partners, L.P. and its transferees (see Items 5(c) and 6).
1.   Name of Reporting Person:

     J. Taylor Crandall

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 6,549,755 (1)(2)(3)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 5,455,436 (4)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     6,549,755 (1)(2)(3)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 5.3%

14.  Type of Reporting Person: IN

------------
(1) Solely in his capacity as president and sole stockholder of Acadia MGP, Inc. with respect to 6,218,004 shares of Stock.

(2) Includes 1,038,891 shares of Stock over which the Reporting Person has sole voting power in his capacity as president and sole stockholder of Acadia MGP, Inc. Such shares are held in escrow for the benefit of Keystone Holdings Partners, L.P. and its transferees (see Items 5(c) and 6).

(3) Includes 55,428 shares of Stock over which the Reporting Person has sole voting power. Such shares are held in escrow for the benefit of Keystone Holdings Partners, L.P. and its transferees (see Items 5(c) and 6).

(4) Solely in his capacity as president and sole stockholder of Acadia MGP, Inc. with respect to 5,179,113 shares of Stock.
1.   Name of Reporting Person:

     Capital Partnership

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 1,126,946 (1)(2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 938,658 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,126,946 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 0.9%


14.  Type of Reporting Person: PN

------------
(1)  Power is exercised by its managing partner, Margaret Lee Bass 1980
     Trust.

(2) Includes 188,288 shares of Stock over which the Reporting Person has sole voting power. Such shares are held in escrow for the benefit of Keystone Holdings Partners, L.P. and its transferees (see Items 5(c) and 6).
1.   Name of Reporting Person:

     Margaret Lee Bass 1980 Trust

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 1,126,946 (1)(2)(3)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 938,658 (1)(2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,126,946 (2)(3)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 0.9%


14.  Type of Reporting Person: 00 - Trust
------------
(1)  Power is exercised by its trustee, Panther City Investment Company.

(2)  Solely in its capacity as the managing partner of Capital Partnership.

(3) Includes 188,288 shares of Stock over which the Reporting Person has sole voting power in its capacity as the managing partner of Capital Partnership. Such shares are held in escrow for the benefit of Keystone Holdings Partners, L.P. and its transferees (see Items 5(c) and 6).
1.   Name of Reporting Person:

     Panther City Investment Company

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 1,126,946 (1)(2)(3)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 938,658 (1)(2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,126,946 (2)(3)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 0.9%


14.  Type of Reporting Person: CO
------------
(1)  Power is exercised by its president, W. Robert Cotham.

(2)  Solely in its capacity as the trustee of Margaret Lee Bass 1980 Trust.

(3) Includes 188,288 shares of Stock over which the Reporting Person has sole voting power in its capacity as trustee of Margaret Lee Bass 1980 Trust. Such shares are held in escrow for the benefit of Keystone Holdings Partners, L.P. and its transferees (see Items 5(c) and
     6).
1.   Name of Reporting Person:

     W. Robert Cotham

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 1,126,946 (1)(2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 938,658 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,126,946 (1)(2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 0.9%


14.  Type of Reporting Person: IN
------------
(1)  Solely in his capacity as the president of Panther City Investment
     Company.

(2) Includes 188,288 shares of Stock over which the Reporting Person has sole voting power in his capacity as president of Panther City Investment Company. Such shares are held in escrow for the benefit of Keystone Holdings Partners, L.P. and its transferees (see Items 5(c) and 6).
1.   Name of Reporting Person:

     KH Carl Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 555,514 (1)(2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 462,700 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     555,514 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 0.5%


14.  Type of Reporting Person: PN

------------
(1)  Power is exercised by its sole general partner, Bernard J. Carl.

(2) Includes 92,814 shares of Stock over which the Reporting Person has sole voting power. Such shares are held in escrow for the benefit of Keystone Holdings Partners, L.P. and its transferees (see Items 5(c) and 6).
1.   Name of Reporting Person:

     Bernard J. Carl

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 2,298,162 (1)(2)(3)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,544,304 (4)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,298,162 (1)(2)(3)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 1.9%


14.  Type of Reporting Person: IN

------------
(1) Solely in his capacity as the sole general partner of KH Carl Partners, L.P. with respect to 555,514 shares of Stock.

(2) Includes 92,814 shares of Stock over which the Reporting Person has sole voting power in his capacity as the sole general partner of KH Carl Partners, L.P. Such shares are held in escrow for the benefit of Keystone Holdings Partners, L.P. and its transferees (see Items 5(c) and 6).

(3) Includes 291,158 shares of Stock over which the Reporting Person has sole voting power. Such shares are held in escrow for the benefit of Keystone Holdings Partners, L.P. and its transferees (see Items 5(c) and 6).

(4) Solely in his capacity as the sole general partner of KH Carl Partners, L.P. with respect to 462,700 shares of Stock.

1.   Name of Reporting Person:

     Rosecliff-New American 1988 Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 1,062,535 (1)(2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 885,009 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,062,535 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 0.9%


14.  Type of Reporting Person: PN

------------
(1)  Power is exercised by its sole general partner, Daniel L. Doctoroff.

(2) Includes 177,526 shares of Stock over which the Reporting Person has sole voting power. Such shares are held in escrow for the benefit of Keystone Holdings Partners, L.P. and its transferees (see Items 5(c) and 6).
1.   Name of Reporting Person:

     Daniel L. Doctoroff

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 1,062,535 (1)(2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 885,009 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,062,535 (1)(2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 0.9%


14.  Type of Reporting Person: IN

------------
(1) Solely in his capacity as the sole general partner of Rosecliff-New American 1988 Partners, L.P.

(2) Includes 177,526 shares of Stock over which the Reporting Person has sole voting power in his capacity as the sole general partner of Rosecliff-New American 1988 Partners, L.P. Such shares are held in escrow for the benefit of Keystone Holdings Partners, L.P. and its transferees (see Items 5(c) and 6).

Item 1.   Security and Issuer.

     This statement relates to shares of Common Stock, no par value (the "Stock"), of Washington Mutual, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 1201 Third Avenue, Suite 1500, Seattle, Washington 98101.

Item 2.   Identity and Background.

     (a) Pursuant to Rule 13d-1(f) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by Robert M. Bass ("R. Bass"), Acadia Partners, L.P., a Delaware limited partnership ("Acadia"), Acadia FW Partners, L.P., a Delaware limited partnership ("Acadia FW"), Acadia MGP, Inc., a Texas corporation ("Acadia MGP"), J. Taylor Crandall ("J. Crandall"), Capital Partnership, a Texas general partnership ("Capital"), Margaret Lee Bass 1980 Trust, a trust existing under the laws of Texas ("MLBT"), Panther City Investment Company, a Texas corporation ("Panther City"), W. Robert Cotham ("W. Cotham"), KH Carl Partners, L.P., a Delaware limited partnership ("KH Carl"), Bernard J. Carl ("B. Carl"), Rosecliff-New American 1988 Partners, L.P., a Delaware limited partnership ("Rosecliff"), and Daniel L. Doctoroff ("D. Doctoroff"). R. Bass, Acadia, Acadia FW, Acadia MGP, J. Crandall, Capital, MLBT, Panther City, W. Cotham, KH Carl, B. Carl, Rosecliff and Doctoroff are sometimes hereinafter collectively referred to as the "Reporting Persons". Based on overlapping employment and investment relationships, the Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that a "group" exists, and the Reporting Persons expressly disclaim that any such "group" exists.

     (b)-(c)

     R. Bass

     R. Bass' business address is 201 Main Street, Suite 3100, Fort Worth, Texas 76102, and his present principal occupation or employment at such address is serving as President of Keystone, Inc. ("Keystone").

     Keystone is a Texas corporation, the principal businesses of which are investment in marketable securities, real estate investment and development, ownership and operation of oil and gas properties (through Bass Enterprises Production Co. ("BEPCO")), the ownership and operation of gas processing plants and carbon black plants (through various partnerships) and the ownership of interests in entities engaged in a wide variety of businesses. The principal address of Keystone, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

     BEPCO is a Texas corporation, the principal business of which is oil exploration and drilling and producing hydrocarbons. The principal business address of BEPCO, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     Acadia

     Acadia is a Delaware limited partnership, formed to invest in public and private debt and equity securities. The principal business address of Acadia, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Pursuant to Instruction C to
Schedule 13D of the Act, information with respect to Acadia FW, the sole general partner of Acadia, is set forth below.

     Acadia FW

     Acadia FW is a Delaware limited partnership, the principal business of which is serving as the general partner of Acadia. The principal business address of Acadia FW, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to Acadia MGP, the managing general partner of Acadia FW, is set forth below.

     Acadia MGP

     Acadia MGP is a Texas corporation, the principal business of which is serving as the managing general partner of Acadia FW. The principal business address of Acadia MGP, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Acadia MGP are as follows:

                      RESIDENCE OR                PRINCIPAL OCCUPATION
       NAME           BUSINESS ADDRESS            OR EMPLOYMENT

J. Taylor Crandall    201 Main St., Ste. 3100     Vice President-Finance
                                                  of Keystone
                      Fort Worth, Texas 76102

Daniel L. Doctoroff   65 E. 55th St., 32nd Fl.    Managing Partner of
                      New York, NY  10022         Insurance Partners
                                                  Advisors, L.P.

Steven B. Gruber      65 E. 55th St., 32nd Fl.    Managing Partner of
                      New York, NY  10022         Insurance Partners
                                                  Advisors, L.P.

Glenn R. August       65 E. 55th St., 32nd Fl.    President of Oak Hill
                      New York, NY  10022         Advisors, Inc.

W. Robert Cotham      201 Main St., Ste. 2600     Vice President/
                      Fort Worth, Texas 76102     Controller of BEPCO

       Insurance Partners Advisors, L.P. is a Delaware limited partnership, the principal business of which is performing investment banking services for Insurance Partners, L.P., a Delaware limited partnership formed to invest in securities of insurance entities to be selected by its investment committee, and Insurance Partners Offshore (Bermuda), L.P., a Bermuda limited partnership formed to invest in securities of insurance entities to be selected by its investment committee. The principal business address of Insurance Partners Advisors, L.P. is One Chase Manhattan Plaza, 44th Floor, New York, New York 10005.

       Oak Hill Advisors, Inc. is a Delaware corporation, the principal business of which is serving as an investment consultant to Oak Hill Securities Fund, L.P., which is a Delaware limited partnership formed to invest primarily in public and private debt securities. The principal business address of Oak Hill Advisors, Inc. is 65 E. 55th Street, New York, NY 10022.

       J. Crandall

       See above.

       Capital

       Capital is a Texas general partnership, the principal business of which is investing in public and private debt and equity securities. The principal business address of Capital, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to MLBT, the managing partner of Capital, and Timothy Richardson Bass 1976 Trust ("TRBT"), Anne Chandler Bass 1978 Trust ("ACBT") and Christopher Maddox Bass Trust ("CMBT"), the other partners of Capital, is set forth below.

       MLBT

       MLBT is a trust existing under the laws of the State of Texas. The address of MLBT is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to its trustee, Panther City, is set forth below.

       TRBT

       TRBT is a trust existing under the laws of the State of Texas. The address of TRBT is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to its trustee, Panther City, is set forth below.

       ACBT

       ACBT is a trust existing under the laws of the State of Texas. The address of ACBT is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to its trustee, Panther City, is set forth below.

       CMBT

       CMBT is a trust existing under the laws of the State of Texas. The address of CMBT is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to its trustee, Panther City, is set forth below.

       Panther City

       Panther City is a Texas corporation. Panther City is a private trust company that serves as trustee of various trusts. The principal business address of Panther City, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Panther City are as follows:

                      RESIDENCE OR                PRINCIPAL OCCUPATION
       NAME           BUSINESS ADDRESS            OR EMPLOYMENT

W. Robert Cotham      See above.                  See above.

William P. Hallman,   201 Main St., Ste. 2500     Director of the law firm
 Jr.                  Fort Worth, Texas 76102     of Kelly, Hart &
                                                  Hallman, P.C.

       W. Cotham

       See above.

       KH Carl

       KH Carl is a Delaware limited partnership, formed to invest in Keystone Holdings Partners, L.P., a Texas limited partnership ("KH Partners") and NA Preferred Partners, L.P., a Texas limited partnership ("NA Preferred"), which is a former stockholder of a subsidiary of Keystone Holdings, Inc., a Texas corporation ("KHI"). The principal business address of KH Carl, which also serves as its principal office, is 1133 Connecticut Avenue, N.W., Suite 800, Washington, D.C. 20036. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to B. Carl, the sole general partner of KH Carl, is set forth below.

       B. Carl

       B. Carl's business address is 1133 Connecticut Avenue, N.W., Suite 800, Washington, D.C. 20036, and his present principal occupation or employment at such address is serving as a Vice President of Keystone.

       Rosecliff

       Rosecliff is a Delaware limited partnership, formed to invest in KH Partners and NA Preferred. The principal business address of Rosecliff, which also serves as its principal office, is 65 East 55th Street, 32nd Floor, New York, New York 10022. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to D. Doctoroff, the sole general partner of Rosecliff, is set forth above.

       (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.

       None of the Reporting Person's expended any funds to acquire any shares of the Stock. All shares of the Stock reported herein were acquired by the Reporting Persons pursuant to the merger of the Issuer and KHI (See
Item 5(c)).

Item 4.  Purpose of Transaction.

       The Reporting Persons acquired the shares of the Stock reported herein pursuant to the merger of the Issuer and KHI (see Item 5(c)), and intend to hold such Stock for investment purposes. In addition, depending on market conditions and other factors that each of the Reporting Persons may deem material to its respective investment decision, such Reporting Person may purchase additional shares of the Stock in the open market or in private transactions. Certain of the Reporting Persons have agreed not to sell any shares of the Stock until such time as consolidated financial results covering at least 30 days of post-merger combined operations of the Issuer and KHI have been published. (See Item 6.)

       Pursuant to the merger agreement between the Issuer and KHI, R.
Bass has the right, under certain circumstances, to nominate up to two representatives to serve on the Board of Directors of the Issuer, which individuals must be acceptable to the Issuer (see Item 6). R. Bass and the Issuer have agreed that J. Crandall and David Bonderman shall serve on the Issuer's Board of Directors.

       Except as set forth in this Item 4 or in Item 6, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  Interest in Securities of the Issuer.

       (a)

       R. Bass

       The aggregate number of shares of the Stock that R. Bass owns beneficially, pursuant to Rule 13d-3 of the Act, is 11,379,576, which constitutes approximately 9.2% of the outstanding shares of the Stock.

       Acadia

       The aggregate number of shares of the Stock that Acadia owns beneficially, pursuant to Rule 13d-3 of the Act, is 6,218,004, which constitutes approximately 5.0% of the outstanding shares of the Stock.

       Acadia FW

       Because of its position as the sole general partner of Acadia, Acadia FW may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 6,218,004 shares of the Stock, which constitutes approximately 5.0% of the outstanding shares of the Stock.

       Acadia MGP

       Because of its position as the managing general partner of Acadia FW, which is the sole general partner of Acadia, Acadia MGP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 6,218,004 shares of the Stock, which constitutes approximately 5.0% of the outstanding shares of the Stock.

       J. Crandall

       Because of his position as the president and sole stockholder of Acadia MGP, which is the managing general partner of Acadia FW, which in turn is the sole general partner of Acadia, J. Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 6,218,004 shares of the Stock, which, together with the 331,751 shares of the Stock that J. Crandall directly beneficially owns, constitutes in the aggregate approximately 5.3% of the outstanding shares of the Stock.

       Capital

       The aggregate number of shares of the Stock that Capital owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,126,946, which constitutes approximately 0.9% of the outstanding shares of the Stock.

       MLBT

       Because of its position as the managing partner of Capital, MLBT may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,126,946 shares of the Stock, which constitutes approximately 0.9% of the outstanding shares of the Stock.

       Panther City

       Because of its position as the trustee of MLBT, which is the managing partner of Capital, Panther City may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,126,946 shares of the Stock, which constitutes approximately 0.9% of the outstanding shares of the Stock.

       R. Cotham

       Because of his position as the president of Panther City, which is the trustee of MLBT, which in turn is the managing partner of Capital, R. Cotham may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,126,946 shares of the Stock, which constitutes approximately 0.9% of the outstanding shares of the Stock.

       KH Carl

       The aggregate number of shares of the Stock that KH Carl owns beneficially, pursuant to Rule 13d-3 of the Act, is 555,514 which constitutes approximately 0.5% of the outstanding shares of the Stock.

       B. Carl

       Because of his position as the sole general partner of KH Carl, B. Carl may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 555,514 shares of the Stock, which, together with the 1,742,648 shares of the Stock that B. Carl directly beneficially owns, constitutes in the aggregate approximately 1.9% of the outstanding shares of the Stock.

       Rosecliff

       The aggregate number of shares of the Stock that Rosecliff owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,062,535 which constitutes approximately 0.9% of the outstanding shares of the Stock.

       D. Doctoroff

       Because of his position as the sole general partner of Rosecliff,
D. Doctoroff may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,062,535 shares of the Stock, which, constitutes approximately 0.9% of the outstanding shares of the Stock.

       (b)

       R. Bass

       R. Bass has the sole power to vote or to direct the vote of 11,379,576 shares of the Stock and to dispose or direct the disposition of 9,478,300 shares of the Stock.

       Acadia

       Acting through its sole general partner, Acadia FW, Acadia has the sole power to vote or to direct the vote of 6,218,004 shares of the Stock and to dispose or direct the disposition of 5,179,113 shares of the Stock.

       Acadia FW

       Acting through its sole general partner, Acadia MGP, and in its capacity as the sole general partner of Acadia, Acadia FW has the sole power to vote or to direct the vote of 6,218,004 shares of the Stock and to dispose or direct the disposition of 5,179,113 shares of the Stock.

       Acadia MGP

       Acting through its president and sole stockholder, J. Crandall, and in its capacity as the managing general partner of Acadia FW, which is the sole general partner of Acadia, Acadia MGP has the sole power to vote or to direct the vote of 6,218,004 shares of the Stock and to dispose or direct the disposition of 5,179,113 shares of the Stock.

       J. Crandall

       J. Crandall has the sole power to vote or to direct the vote of 331,751 shares of the Stock and to dispose or direct the disposition of 276,323 shares of the Stock. In his capacity as the president and sole stockholder of Acadia MGP, which is the managing general partner of Acadia FW, which in turn is the sole general partner of Acadia, J. Crandall has the sole power to vote or to direct the vote of 6,218,004 shares of the Stock and to dispose or direct the disposition of 5,179,113 shares of the Stock.

       Capital

       Acting through its managing partner, MLBT, Capital has the sole power to vote or to direct the vote of 1,126,946 shares of the Stock and to dispose or direct the disposition of 938,658 shares of the Stock.

       MLBT

       Acting through its trustee, Panther City, and in its capacity as the managing partner of Capital, MLBT has the sole power to vote or to direct the vote of 1,126,946 shares of the Stock and to dispose or direct the disposition of 938,658 shares of the Stock.

       Panther City

       Acting through its president, R. Cotham, and in its capacity as the trustee of MLBT, which is the managing partner of Capital, Panther City has the sole power to vote or to direct the vote of 1,126,946 shares of the Stock and to dispose or direct the disposition of 938,658 shares of the Stock.

       R. Cotham

       In his capacity as the president of Panther City, which is the trustee of MLBT, which in turn is the managing partner of Capital, R. Cotham has the sole power to vote or to direct the vote of 1,126,946 shares of the Stock and to dispose or direct the disposition of 938,658 shares of the Stock.

       KH Carl

       Acting through its sole general partner, B. Carl, KH Carl has the sole power to vote or to direct the vote of 555,514 shares of the Stock and to dispose or direct the disposition of 462,700 shares of the Stock.

       B. Carl

       B. Carl has the sole power to vote or to direct the vote of 1,742,648 shares of the Stock and to dispose or direct the disposition of 1,451,490 shares of the Stock. In his capacity as the sole general partner of KH Carl, B. Carl has the sole power to vote or to direct the vote of 555,514 shares of the Stock and to dispose or direct the disposition of 462,700 shares of the Stock.

       Rosecliff

       Acting through its sole general partner, D. Doctoroff, Rosecliff has the sole power to vote or to direct the vote of 1,062,535 shares of the Stock and to dispose or direct the disposition of 885,009 shares of the Stock.

       D. Doctoroff

       In his capacity as the sole general partner of Rosecliff, D. Doctoroff has the sole power to vote or to direct the vote of 1,062,535 shares of the Stock and to dispose or direct the disposition of 885,009 shares of the Stock.

       (c) On December 20, 1996, the Issuer and KHI merged, with the Issuer as the surviving corporation. Pursuant to the Agreement for Merger (the "Merger Agreement") dated July 21, 1996, as amended November 1, 1996, by and among the Issuer, KH Partners, KHI, New American Holdings, Inc., New American Capital, Inc., N. A. Capital Holdings, Inc., and American Savings Bank, F.A., KH Partners, the sole stockholder of KHI, received 25,883,333 shares of the Stock (the "Initial Shares"), and an additional 5,192,000 shares of the Stock (the "Escrow Shares") were placed in escrow pending the outcome of certain litigation (see Item 6). KH Partners immediately distributed the Initial Shares to its partners according to each partners' sharing percentage. Each such partner also received the right to vote a number of the Escrow Shares equal to the number of Escrow Shares that such partner would receive if all of the Escrow Shares were released from escrow to KH Partners and then distributed by KH Partners to its partners.

       Certain of the Reporting Persons are partners of KH Partners, and the following sets forth the number of shares of the Stock distributed to each Reporting Person who is a partner of KH Partners and the number of shares of the Escrow Shares that each such Reporting Person has the right to vote:

                               INITIAL                   ESCROW
REPORTING PERSON                SHARES                   SHARES

R. Bass                        9,478,300                1,901,276
Acadia                         5,179,113                1,038,891
J. Crandall                      276,323                   55,428
Capital                          938,658                  188,288
KH Carl                          462,700                   92,814
B. Carl                        1,451,490                  291,158
Rosecliff                        885,009                  177,526

     Other than as set forth above, none of the Reporting Persons has purchased or sold any shares of the Stock in the previous 60 days.

     (d) Each of the Reporting Persons affirms that, other than with respect to the Escrow Shares (see Item 6), no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On December 20, 1996, the Issuer and KHI merged pursuant to the Merger Agreement, with the Issuer being the survivor in accordance with the plan of merger by and between the Issuer and KHI. The description of the Merger Agreement contained herein is not, and does not purport to be, complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1, as amended by the First Amendment to the Agreement for Merger dated November 1, 1996, by and among the Issuer, KH Partners, KHI, New American Holdings, Inc., New American Capital, Inc., N.A. Capital Holdings, Inc. and American Savings Bank, F.A., a copy of which is attached hereto as Exhibit 2.2. The Merger Agreement, as amended, provides in pertinent part as follows:

       The outstanding shares of KHI common stock will be converted into the right to receive the sum of the Initial Shares and the Escrow Shares. Completion of the merger was subject to the approval of the Issuers' stockholders, which was obtained on December 18, 1996.

     The Escrow Shares are being held pursuant to the Escrow Agreement (the "Escrow Agreement") dated December 20, 1996, by and between The Bank of New York (the "Escrow Agent"), the Issuer, KH Partners and the Federal Deposit Insurance Corporation (the "FDIC"), as manager of the FSLIC Resolution Fund, as successor in interest to the Federal Savings and Loan Insurance Corporation (attached hereto as Exhibit 4.1 and discussed more fully below), pending the outcome of a lawsuit filed by KH Partners, KHI and certain of its subsidiaries against the United States (the "Case"), alleging, among other things, that the plaintiffs entered into a contract with the Federal Savings and Loan Insurance Corporation and the Federal Home Loan Bank Board, and that the U.S. Government breached such contract, causing damage to the plaintiffs. Pursuant to the Merger Agreement, the Case became an asset of the Issuer at the effective date of the merger of the Issuer and KHI, and a litigation committee composed of one member selected by the Issuer and two members selected by KH Partners will control the Case. As long as the Escrow Shares are held by the Escrow Agent, KH Partners and its transferees have the absolute right to have the Escrow Shares voted in its absolute discretion in accordance with written instructions from KH Partners to the Escrow Agent. No Escrow Shares will be released prior to the Issuer receiving cash proceeds from a judgment or settlement of the Case ("Case Proceeds"). The number of Escrow Shares released will be equal to the Case Proceeds, reduced by certain tax and litigation related costs and expenses, divided by the Average Price (as defined in the Merger Agreement). If all of the Escrow Shares have not been distributed to KH Partners prior to the "Escrow Expiration Date" (December 18, 2002, unless there has been a judgment granted or entered in favor of the Issuer or its subsidiaries, in which case the Escrow Expiration Date will be extended to December 18, 2006, and may be extended further if Case Proceeds are paid in installments) the Escrow Shares still subject to the Escrow Agreement shall be returned to the Issuer for cancellation.

     Pursuant to the Merger Agreement, KH Partners delivered to the Issuer the written agreement from certain affiliates of KH Partners that such persons will not sell any shares of the Stock received by them until such time as consolidated financial results covering at least 30 days of post-merger combined operations of the Issuer and KHI have been published.
Until 90 days after the date of the merger of the Issuer and KHI, the Issuer will not publish such combined financial results except as part of the publication of financial results in the ordinary course for a quarterly operating period. All of the Reporting Persons except for MLBT, Panther City and Rosecliff have signed such an agreement. Additionally, pursuant to the Merger Agreement, J. Crandall and David Bonderman have been appointed to fill vacancies on the Issuer's Board of Directors. The Issuer has agreed to continue to propose such directors or their successors mutually agreed to by R. Bass and the Issuer (the "Bass Directors") for election or reelection to the Issuer's Board of Directors upon the expiration of any of such directors' term, provided that on the record date for any such annual meeting the number of Bass Shares (as defined in the Merger Agreement) outstanding exceeds the sum of (A) 8.5 million and (B) 21.3% of the Escrow Shares (if any) released by the Escrow Agent in accordance with the Escrow Agreement. If, however, on such record date the number of Bass Shares outstanding is less than the sum of (A) 8.5 million and (B) 21.3% of the Escrow Shares released (if any) by the Escrow Agent in accordance with the terms of the Escrow Agreement but greater than the sum of (C) 5.0 million and (D) 21.3% of the Escrow Shares (if any) released by the Escrow Agent in accordance with the terms of the Escrow Agreement, the Issuer will be required to renominate a Bass Director whose term is expiring in connection with such meeting only if there is no other Bass Director then serving on the Issuer's Board of Directors. If, at any record date, the Bass Shares constitute less than 5% of the total number of shares of the Stock then outstanding, the Issuer will have no obligation to renominate any Bass Director.

     The description of the Escrow Agreement that follows is not, and does not purport to be, complete and is qualified in its entirety by reference to the Escrow Agreement, a copy of which is attached hereto as Exhibit 4.1. Pursuant to the Escrow Agreement, the Issuer will deliver the Escrow Shares and certain shares of the Stock to be issued to the FDIC (the "FDIC Escrow Shares," and together with the Escrow Shares, the "Litigation Shares") to the Escrow Agent. Unless the Escrow Expiration Date has occurred, within 30 days of the date on which Case Proceeds are received by the Issuer or its subsidiaries, the Issuer will instruct the Escrow Agent to deliver to KH Partners and the FDIC, or the distributees of either (collectively the "Holders") each such Holders' pro rata portion of the Litigation Shares.
In the event the Escrow Expiration Date has occurred and no Case Proceeds have been received by the Issuer or its subsidiaries, the Issuer will instruct the Escrow Agent to return the Litigation Shares to the Issuer for cancellation.

     KH Partners and the FDIC may transfer all or any part of their respective contingent rights to the Litigation Shares, subject to receipt by the Issuer of an opinion of counsel reasonably satisfactory to the Issuer and receipt of a written instrument executed by the proposed transferee whereby such party agrees to be bound by all applicable obligations contained in the Escrow Agreement. Until such time as the Escrow Shares have been distributed by the Escrow Agent in accordance with the terms of the Escrow Agreement (either to the Holders or to the Issuer), each Holder of a contingent right to receive such shares will have the absolute right to have its pro rata portion of the Litigation Shares voted on all matters with respect to which the vote of the holders of the Stock is required or solicited in accordance with the written instructions of such Holder.

     On July 21, 1996, KH Partners, the FDIC and the Issuer entered into a Registration Rights Agreement (the "Registration Rights Agreement"). The description of the Registration Rights Agreement that follows is not, and does not purport to be, complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 4.2. Pursuant to the Registration Rights Agreement, the Issuer is obligated to use its best efforts to prepare and file and cause to become effective a shelf registration statement on Form S-3 which covers all Registrable Common (as defined in the Registration Rights Agreement) not included in the Initial Underwriting (as defined in the Registration Rights Agreement) as soon as practicable after September 18, 1997. The Issuer will use its best efforts to keep such registration statement effective for a period of three years. In addition, the Issuer is obligated to file a shelf registration statement covering the Litigation Shares as soon as practicable after the first distribution of Litigation Shares from the Escrow Agreement. The Issuer will use its best efforts to keep such registration statement effective until the later of three years after the initial effective date of such registration statement and one year after the last distribution of the Litigation Shares from the Escrow Agreement.

     Pursuant to the Registration Rights Agreement, holders of at least 15% of the Registrable Common (but in no event less than 3.0 million shares) may require the Issuer, an aggregate of four times during the three-year period following the effectiveness of the registrations statement covering the Registrable Common, to facilitate an underwritten public offering of the Initial Shares. The shares of the Stock to be sold in such underwritten pubic offering is required to have an anticipated aggregate proceeds at the time of the request in excess of $10 million. The Issuer has agreed not to sell any capital stock for 60 days following any such underwritten public offering. In addition, pursuant to the Registration Rights Agreement, the Issuer granted KH Partners, the FDIC, and their distributees certain "piggyback" registration rights for three years after the effective date of the shelf registration statement covering the Registrable Common.

     Except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the shares of the Stock owned by the Reporting Persons.

Item 7.   Material to be Filed as Exhibits.

     Exhibit 2.1 -- Agreement for Merger dated July 21, 1996, by and among the Issuer, KH Partners, KHI, New American Holdings, Inc., New American Capital, Inc., N. A. Capital Holdings, Inc., and American Savings Bank, F.A.

     Exhibit 2.2 -- First Amendment to Agreement for Merger dated November 1, 1996, by and among the Issuer, KH Partners, KHI, New American Holdings, Inc., New American Capital, Inc., N. A. Capital Holdings, Inc., and American Savings Bank, F.A.

     Exhibit 4.1 -- Escrow Agreement dated December 20, 1996, by and among the Escrow Agent, the Issuer, KH Partners, and the FDIC.

     Exhibit 4.2 -- Registration Rights Agreement dated July 21, 1996, by and among KH Partners, the FDIC, and the Issuer.

     Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii).

     Exhibit 99.2 -- Power of Attorney for J. Taylor Crandall.

     Exhibit 99.3 -- Power of Attorney for KH Carl Partners, L.P.

     Exhibit 99.4 -- Power of Attorney for Bernard J. Carl.

     Exhibit 99.5 -- Power of Attorney for Rosecliff-New American 1988
                          Partners, L.P.

     Exhibit 99.6 -- Power of Attorney for Daniel L. Doctoroff.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:  December 30, 1996


                                    ACADIA PARTNERS, L.P.

                                    By: Acadia FW Partners, L.P.,
                                        general partner

                                        By: Acadia MGP, Inc.,
                                            general partner

                                            By: /s/ W. R. Cotham
                                                W. R. Cotham,
                                                Vice President

                                    ACADIA FW PARTNERS, L.P.

                                    By: Acadia MGP, Inc.,
                                        general partner

                                       By: /s/ W. R. Cotham
                                           W. R. Cotham,
                                           Vice President

                                    CAPITAL PARTNERSHIP

                                    By: Margaret Lee Bass 1980 Trust,
                                        managing partner

                                        By: Panther City Investment
                                            Company, trustee

                                            By: /s/ W. R. Cotham
                                                W. R. Cotham,
                                                President

                                    MARGARET LEE BASS 1980 TRUST

                                    By: Panther City Investment Company,
                                        trustee

                                       By: /s/ W. R. Cotham
                                           W. R. Cotham,
                                           President


                                    /s/ W. R. Cotham
                                    W. R. COTHAM
                                    Individually and as Vice President of
                                    ACADIA MGP, Inc. and as President of
                                    PANTHER CITY INVESTMENT COMPANY

                                    Attorney-in-Fact for:

                                    ROBERT M. BASS (1)
                                    J. TAYLOR CRANDALL (2)
                                    KH CARL PARTNERS, L.P. (3)
                                    BERNARD J. CARL (4)
                                    ROSECLIFF-NEW AMERICAN 1988 PARTNERS,
                                    L.P. (5)
                                    DANIEL L. DOCTOROFF (6)


(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of J. Taylor Crandall is filed herewith as Exhibit 99.2.

(3) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of KH Carl Partners, L.P. is filed herewith as Exhibit 99.3.

(4) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Bernard J. Carl is filed herewith as Exhibit 99.4.

(5) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Rosecliff-New American 1988 Partners, L.P. is filed herewith as Exhibit 99.5.

(6) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Daniel L. Doctoroff is filed herewith as Exhibit 99.6.

                                 EXHIBIT INDEX

Exhibit                  Description
-------                  -----------

Exhibit 2.1 Agreement for Merger dated July 21, 1996, by and among the Issuer, KH Partners, KHI, New American Holdings, Inc., New American Capital, Inc., N. A. Capital Holdings, Inc., and American Savings Bank, F.A.

Exhibit 2.2 First Amendment to Agreement for Merger dated November 1, 1996, by and among the Issuer, KH Partners, KHI, New American Holdings, Inc., New American Capital, Inc., N.
                      A. Capital Holdings, Inc., and American Savings Bank,
                      F.A.

Exhibit 4.1 Escrow Agreement dated December 20, 1996, by and among the Escrow Agent, the Issuer, KH Partners, and the FDIC.

Exhibit 4.2 Registration Rights Agreement dated July 21, 1996, by and among KH Partners, the FDIC, and the Issuer.

Exhibit 99.1          Agreement pursuant to Rule 13d-1(f)(1)(iii).

Exhibit 99.2          Power of Attorney for J. Taylor Crandall.

Exhibit 99.3          Power of Attorney for KH Carl Partners, L.P.

Exhibit 99.4          Power of Attorney for Bernard J. Carl.

Exhibit 99.5          Power of Attorney for Rosecliff-New American 1988
                      Partners, L.P.

Exhibit 99.6          Power of Attorney for Daniel L. Doctoroff.